CONSENT OF TIMOTHY ARNOLD

March 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Integra Resources Corp. (the "Company")
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the "Form 40-F)

I, Timothy Arnold, in connection with the Annual Information Form of Integra Resources Corp. (the "Company") for the fiscal year ended December 31, 2020 (the "AIF"), and the Company's Management's Discussion and Analysis for the years ended December 31, 2020 and 2019 (the "Annual MD&A"), which included references to my name and to scientific and technical information related to properties and projects of the Company, hereby consent to the reference of my name in the AIF and the Annual MD&A and the inclusion of my name in the Form 40-F, and any amendments thereto.

I also hereby consent to the use of information attributed to me in the AIF and the Annual MD&A being included in or incorporated by reference into the registration statements on Form S-8 (No. 333-242495) and on Form F-10 (No. 333-242483). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.

/s/ Timothy Arnold
Name: Timothy Arnold (P.E.) Title: Chief Operating Officer, Integra Resources Corp.